Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

April 29, 2022

VIA EDGAR TRANSMISSION

Mr. Timothy Worthington
Ms. Sumeera Younis
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Pacer Funds Trust (the “Trust”)
Pacer Data and Digital Revolution ETF
Pacer Industrials, Logistics, and Fulfillment ETF
(together, the “Funds”)
File Nos.: 333-201530 and 811-23024
Dear Mr. Worthington and Ms. Younis:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 84 to the Trust’s Registration Statement on Form N-1A filed January 28, 2022 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
The Trust notes that the Staff’s comments apply to both Funds, except where noted. The Trust’s responses to your comments with respect to both Funds are as follows:
Comment 1.Remove any and all brackets and fill in any blanks in the Trust’s next PEA filing. Please also note, the Trust and its management are responsible for accuracy and adequacy of the disclosure notwithstanding any review or action by the staff of the Commission.
Response:    The Trust has revised the disclosure as requested and notes your comment.
Comment 2.Do the Funds intend to put in cover page disclosure concerning what is available online with regard to item 6(c)(4)? See instruction 4 (the Fund may combine the information required by Item 6(c)(4) into the information required by Item 1(b)(1) and Rule 498(b)(1)(v) [17 CFR 230.498(b)(1)(v)] under the Securities Act).
Response:    The Trust notes that the disclosure required by Item 6(c)(4) appears in the “Buying and Selling Fund Shares” sub-section in each Fund’s summary section in the prospectus. The Trust does not intend to add disclosure to the cover page or combine this information with the information required by Item 1(b)(1).
Pacer Data and Digital Revolution ETF
Comment 3.Please clarify and define “Data” and “Digital Revolution” companies in a reasonable manner and explain how the Fund intends to comply with Rule 35d-1.
Response:    The Trust does not believe that the phrases “Data” or “Digital Revolution” suggest that the Fund invests in a particular type of investment or investments, or in investments in a particular industry or group of industries. The Trust notes that it is not aware of any definition of “data,” “digital,” “revolution,” or “digital revolution” that would suggest a relationship to a particular type of investment or a particular industry, and the Trust notes that the Staff has not identified to the Trust any basis for such a connection.

The Trust further notes that interpreting “data” or “digital revolution” as being a reference to a particular type of investment or a particular industry would expand the application of Rule 35d-1 beyond the policies identified by the Commission in adopting the rule. In adopting the rule, the Commission stated that “In determining whether a particular name is misleading, the Division [of Investment Management] will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” Consequently, to determine that the Fund’s name is misleading, the Staff would need to identify the investments that a reasonable investor would assume comprise the Fund’s holdings based on its name.
The Trust does not believe that a reasonable investor could determine from the Fund’s name whether the Fund invests in computer hardware manufacturers, software development companies, artificial intelligence developers, e-commerce companies, mobile phone network providers, online gaming or sports betting companies, cybersecurity companies, or, as is the case with the Fund, companies engaged in activities in the use, manipulation, transmission, and storage of data. Rather, the Trust believes that the “Data” and “Digital Revolution” monikers would be appropriate — and not misleading — name for a fund investing in any or all of the above industries, as well as many others. Because “Digital Revolution” refers to a period of rapid technological development that has substantially affected nearly every industry or group of industries, the Trust does not believe that it would be reasonable to treat the term as referring to a “particular” industry as required by the rule. Similarly, the Trust does not believe that it would be reasonable to treat “Data” as referring to a “particular” industry, as “data” is used or impacts nearly every industry or group of industries.
Because the Trust believes that the Fund’s name does not trigger the application of Rule 35d-1, consistent with the initial advice of the Staff, the Trust respectfully declines to adopt a policy as suggested in the above comment.
Comment 4.Revise the fee table narrative to track Form N-1A instructions. Additionally, please provide a completed fee table and expense example.
Response:    The requested changes have been made. Please note that the fees and expenses for each Fund are the same; see Appendix A attached hereto.
Comment 5.In regards to the “Fees & Expenses of the Fund” table, please confirm supplementally that any fixed creation or redemption transaction fees are excluded from the table. Confirm and fees charges for purchase and redemption of creation units are excluded.
Response:     The Trust so confirms.
Comment 6.Supplementally explain the role the Funds played in the creation of each index, if any. Did each Fund design its respective index? Will the Funds have any ongoing involvement in the construction of the indices? Address the conflicts of interest.
Response:    Neither the Trust nor the Funds created or maintain each Fund’s Index. Rather, Index Design Group (the “Index Provider”), an affiliate of the Funds’ investment adviser, created and maintains each Index, and also engages an independent third party calculation agent. While the Index methodology involves a number of steps and calculations, the Trust is informed that each Index is governed by the formulaic rules-based methodology that determines the process for selecting and weighting the securities included in the applicable Index, as outlined in the written Index methodology, as opposed to discretionary implementation of such rules. The Trust believes that potential conflicts of interest are mitigated by these factors.
Comment 7.Please provide a list of Index constituents and the Index methodology guide for each Fund.
Response:    The requested information was provided to the Staff under separate cover on April 28, 2022.

Comment 8.Please provide staff with more descriptive index methodology and how the constituents will meet the requirements.
Response:    The Trust has updated the disclosure to describe how Index constituents are screened by the Index Provider for inclusion in the Index. Please see Appendix B for revised disclosure.
Comment 9.With respect to the Fund’s index methodology, clarify what “derive at least 20% of their revenues” means in regard to data and digital revolution.
Response:    As discussed above, the Trust believes that the Fund’s name does not trigger Rule 35d-1 and therefore a majority revenue test is not required. The Trust believes that the defined term of “Data and Digital Revolution” sufficiently describes what activities a company must derive revenue from. In addition, the Trust has changed the 20% requirement. Please see Appendix B for revised disclosure.
Comment 10.Please define digital revolution and data and further specify what type of companies would be included.
Response:    Given that the Trust believes that “digital revolution” refers to a period of rapid technological development, the Trust believes that the defined term of “Data and Digital Revolution Companies” adequately describes what type of companies would be included. Please see Appendix B for revised disclosure.
Comment 11.With respect to the paragraph describing how an Index component is to be added to the Index, please separately disclose the Index’s investibility and liquidity requirements and clarify which requirements in that paragraph are investibility requirements and which requirements are liquidity requirements.
Response:    The requested changes have been made. Please see Appendix B for revised disclosure.
Comment 12.Identify the nexus between the Fund’s name, index methodology, and the industrials and IT sectors. There must be a cohesive narrative throughout.
Response:    The Trust has revised the disclosure to make a cohesive narrative between the index methodology and the sector disclosure. Please see Appendix B for revised disclosure.
Comment 13.With respect to the Funds’ disclosure of Currency Exchange Rate Risk, Foreign Securities Risk, International Operations Risk, and Geographic Concentration Risk, please add disclosure to the Principal Investment Strategies section, if appropriate.
Response:    The Trust notes that the opening paragraph of the description of the Index states that the Index consists of “globally-listed equity securities.” The Trust has added disclosure under the section entitled “The Fund’s Investment Strategy” to note that the Index has significant exposure to European countries. The Trust believes that this disclosure in the Principal Investment Strategies section is adequate to inform shareholders that Fund is exposed to those risks.
Comment 14.Under Item 5’s “Portfolio Managers” disclosure, please move the first two sentences of that paragraph to Item 9.
Response:     The requested change has been made.
Pacer Industrials, Logistics, and Fulfillment ETF
Comment 15.Please clarify and define “Industrials,” “Logistics,” and “Fulfillment” companies in a reasonable manner and explain how the Fund intends to comply with Rule 35d-1 with additional clarification on the relationship to the 50% revenue test.
Response:    The Trust intends to change the Fund’s name to “Pacer Industrials and Logistics ETF” in a post-effective amendment prior to effectiveness. The requested changes have been made. Please see Appendix B for revised disclosure.

Comment 16.Please provide staff with more descriptive index methodology and how the constituents will meet the requirements.
Response:    The Trust has updated the disclosure to describe how Index constituents are screened by the Index Provider for inclusion in the Index. Please see Appendix B for revised disclosure.
Comment 17.With respect to the Information Technology Sector Risk, clarify the sector risk’s relationship to the fund and the fund’s name.
Response:    The Trust has revised the disclosure to make a cohesive narrative between the index methodology and the sector disclosure. The Trusts notes that “Industrials and Logistics” companies include companies that enable or enhance the global supply chain by developing software or hardware. Please see Appendix B for revised disclosure.
Comment 18.Concerning the Principal Risks section, if the fund has a Geographic Concentration Risk, this must be disclosed in the Primary Investment Strategy section.
Response:    The requested change has been made.

*	*	*
If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 920.360.7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services,
as Administrator for the Trust

Appendix A

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.60%
* Estimated for the current fiscal year
Example
The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$61	$192

Appendix B
Pacer Data and Digital Revolution ETF
Principal Investment Strategies of the Fund
The Fund employs a “passive management” (or indexing) investment approach designed to track the total return performance, before fees and expenses, of the Index. The Index is based on a proprietary methodology developed and maintained by Index Design Group (the “Index Provider”), an affiliate of Pacer Advisors, Inc., the Fund’s investment adviser (the “Adviser”).
Pacer Data Transmission and Communication Revolution Index
The Index is a rules-based index that consists of globally-listed stocks and depositary receipts of companies that, at the time of being added to the Index, derive at least 50% of their revenues from one of the following activities related to the use, manipulation, transmission, or storage of data (i.e., information that is stored in a digital or electronic format) and the ancillary services that enable these processes (i.e., services that enable companies to use, manipulate, transmit, or store data): electrical equipment and component manufacturing; automatic environmental control or heating and cooling equipment; computer storage device manufacturing; computer systems design services; computer equipment or telephone equipment manufacturing; custom computer programming or record reproducing services; data processing and hosting services; software publishing; semiconductor manufacturing; wireless communications equipment manufacturing; communication and energy wire or wiring device manufacturing or producers of raw materials; cybersecurity systems and data protection services; power and distribution transformer manufacturing; satellite and digital telecommunications; electrical equipment component manufacturing; industrial value manufacturing; commercial machinery manufacturing; instruments used for measuring, displaying, and controlling industrial process variables (e.g., instruments used for testing electricity and glass thermometers for non-medical uses); computer facilities management services; or electrical equipment or wiring supplies wholesalers (collectively, “Data and Digital Revolution”), as determined by the Index Provider.
To be added to the Index, an Index component must have a market capitalization greater than or equal to US$1 billion, have a three-month average-daily-value-traded of at least US$2 million, and must be a publicly-traded equity security that is the primary listing security on a major stock exchange (collectively, the Index’s “Investibility Requirements”). The Index may include companies of any market capitalization that meets the Investibility Requirements, but has significant exposure to large- and mid-capitalization companies.
Data and Digital Revolution companies include companies in the Information Technology Sector and the Industrials Sector, as categorized by a third-party classification system. Index constituents meeting the Investibility Requirements are screened by the Index Provider from the universe of globally-listed stocks based primarily on descriptions of a company’s business activities in regulatory filings (e.g., financial statements, annual reports, investor presentations), analyst reports, a company’s website, and industry-specific trade publications.
The Index is reconstituted and rebalanced (i.e., companies are added or deleted and weights are reset based on Index rules) on an annual basis as of the close of business on the last trading day in April. Index Constituents are weighted based on their free-float market capitalization (i.e., market capitalization based on the number of shares available to the public), subject to the following constraints as of the time of each reconstitution of the Index. Each Index Constituent’s weight is capped at 10% and the sum of Index Constituents with weights greater than 4.5% cannot exceed 45% of the total Index weight. If the foregoing limits would be exceeded at the time of a reconstitution of the Index, the excess weight is proportionally redistributed to all Index Constituents with weights below such limits.
As of January 10, 2022, the Index was composed of 110 constituents, 20 of which were listed on a non-U.S. exchange. The Index was established in 2022 and is owned and maintained by the Index Provider.

The Fund’s Investment Strategy
The Fund will generally use a “replication” strategy to achieve its investment objective, meaning it will invest in all of the component securities of the Index.
To the extent the Index concentrates (i.e., holds more than 25% of its total assets) in the securities of a particular industry or group of related industries, the Fund will concentrate its investments to approximately the same extent as the Index. The Index, and consequently the Fund, is expected to have significant exposure to companies in the Industrials and Information Technology Sectors. As of January 10, 2022, the Index had significant exposure to European companies. The Fund is non-diversified and therefore may invest a larger percentage of its assets in the securities of a single issuer or small number of issuers than diversified funds.
Pacer Industrials, Logistics, and Fulfillment ETF
Principal Investment Strategies of the Fund
The Fund employs a “passive management” (or indexing) investment approach designed to track the total return performance, before fees and expenses, of the Index. The Index is based on a proprietary methodology developed and maintained by Index Design Group (the “Index Provider”), an affiliate of Pacer Advisors, Inc., the Fund’s investment adviser (the “Adviser”).
Pacer Global Supply Chain Infrastructure Index
The Index consists of globally-listed stocks and depositary receipts of industrials and logistics companies, as described below. Companies eligible to be added to the Index are those that derive at least 50% of their revenue from the following activities: (i) transportation, including air, ocean, and rail freight, long and short haul trucking, and other courier services that contribute to the movement of products within global supply chains; (ii) software, including transportation management services, logistics software, and other software services that enable companies draw insights and maximize supply chain efficiency; (iii) hardware, including robotics, forklifts, and other equipment that is instrumental in the logistics process such as conveyor belt technology in warehouses; or (iv) consulting companies responsible for increasing the efficiency of companies with operations in supply chain and logistics management (collectively, “Industrials and Logistics”), as determined by the Index Provider. “Industrials” companies are those companies that are engaged in the research, development, manufacture, distribution, supply, or sale of industrial products, services, or equipment (e.g., capital goods, construction services, machinery, and transportation). “Logistics” companies are those companies involved in the supply chain movements required to move raw materials, intermediate goods, and finished products around the world (e.g., the provision of logistics support, logistics software, rail and air freight, trucking, and marine shipping).
To be added to the Index, an Index component must have a market capitalization greater than or equal to US$1 billion, have a three-month average-daily-value-traded of at least US$2 million, and must be a publicly-traded equity security that is the primary listing security on a major stock exchange (collectively, the Index’s “Investibility Requirements”). The Index may include companies of any market capitalization that meets the Investibility Requirements, but has significant exposure to large- and mid-capitalization companies.
Industrials and Logistics companies include companies in the Information Technology Sector and the Industrials Sector, as categorized by a third-party classification system. Index constituents meeting the Investibility Requirements are screened by the Index Provider from the universe of globally-listed stocks based primarily on descriptions of a company’s business activities in regulatory filings (e.g., financial statements, annual reports, investor presentations), analyst reports, a company’s website, and industry-specific trade publications.
The Index is reconstituted and rebalanced (i.e., companies are added or deleted and weights are reset based on Index rules) on an annual basis as of the close of business on the last trading day in April. Index Constituents are weighted based on their free-float market capitalization (i.e., market capitalization based on the number of shares available to the public), subject to the following constraints as of the time of each reconstitution of the Index. Each Index Constituent’s weight is capped at 10% and the sum of Index Constituents with weights greater than 4.5% cannot exceed 45% of the total Index weight. If the foregoing limits would be exceeded at the time of a reconstitution of the Index, the excess weight is proportionally redistributed to all Index Constituents with weights below such limits.

As of January 10, 2022, the Index was composed of 185 constituents, 107 of which were listed on a non-U.S. exchange. The Index was established in 2022 and is owned and maintained by the Index Provider.
The Fund’s Investment Strategy
Under normal circumstances, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in companies that derive at least 50% of their revenues from Industrials and Logistics, as defined above.
The Fund will generally use a “replication” strategy to achieve its investment objective, meaning it will invest in all of the component securities of the Index.
To the extent the Index concentrates (i.e., holds more than 25% of its total assets) in the securities of a particular industry or group of related industries, the Fund will concentrate its investments to approximately the same extent as the Index. The Index, and consequently the Fund, is expected to have significant exposure to companies in the Industrials and Information Technology Sectors. As of January 10, 2022, the Index had significant exposure to companies in Europe, Hong Kong, South Korea, and Japan. The Fund is non-diversified and therefore may invest a larger percentage of its assets in the securities of a single issuer or small number of issuers than diversified funds.